Filed by Gores Holdings VI, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Gores Holdings VI, Inc. Commission File No.: 001-39790 Date: May 26, 2021 1Filed by Gores Holdings VI, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Gores Holdings VI, Inc. Commission File No.: 001-39790 Date: May 26, 2021 1

Disclaimer

We have prepared this document solely for informational purposes. You should not definitively rely upon it or use it to form the definitive basis for any decision, contract, commitment or action whatsoever, with respect to any proposed business combination or otherwise. You and your directors, officers, employees, agents and affiliates must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. You acknowledge that you are (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably likely that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that you will neither use, nor cause any third party to use, this document or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. If you are not the intended recipient of this document, please delete and destroy all copies immediately.

In connection with the proposed business combination, Gores Holdings VI, Inc. (“Gores Holdings VI”) has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Gores Holdings VI, an information statement of Matterport, Inc. (“Matterport”) and a prospectus of Gores Holdings VI. The proxy statement/information statement/prospectus is not yet effective. The definitive proxy statement/information statement/prospectus, when its declared effective by the U.S. Securities and Exchange Commission (the “SEC”), will be sent to all Gores Holdings VI and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of the Gores Holding VI’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores Holding VI may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores Holding VI and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores Holdings VI through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores Holdings VI’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Gores Holdings VI and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Gores Holdings VI’s stockholders in connection with the proposed business combination. Information about Gores Holdings VI’s directors and executive officers and their ownership of Gores Holdings VI’s securities is set forth in Gores Holdings VI’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI and Matterport, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores Holdings VI’s or Matterport’s projected future results. These forward-looking statements generally are identified by the words believe, project, expect, anticipate, estimate, intend, strategy, future, forecast, opportunity, plan, may, should, will, would, will be, will continue, will likely result, and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores Holdings VI’s securities; (ii) the risk that the proposed business combination may not be completed by Gores Holdings VI’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores Holdings VI; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores Holdings VI’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores Holdings VI’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores Holdings VI or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores Holdings VI’s securities on the NASDAQ; (viii) the price of Gores Holdings VI’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores Holdings VI’s final proxy statement/information statement/prospectus contained in the Registration Statement, including those under Risk Factors therein, and other documents filed by Gores Holdings VI from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores Holdings VI and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores Holdings VI nor Matterport gives any assurance that either Gores Holdings VI or Matterport will achieve its expectations.

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Disclaimer cont’d

This presentation contains financial forecasts for Matterport with respect to certain financial results for the Company’s fiscal years 2021 through 2025. Neither Gores Holdings VI’s nor Matterport’s independent auditors have audited, studied, compiled or performed any procedures with respect to the projections for the purposes of their inclusion in this document and, accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this document. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this document, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Matterport or that actual results will not differ materially from those presented in the prospective information. Inclusion of the projected information in this document should not be regarded as a representation by any person that the results contained in the prospective information will be achieved.

This document relates to a proposed business combination between Gores Holdings VI and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Matterport has prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by Matterport from other sources. Matterport’s use of such assumptions and information does not imply that it has independently verified or necessarily agrees with any of such assumptions or information, and Matterport has assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. Neither Matterport nor any of its affiliates, or its or their respective officers, employees or agents, make any representation or warranty, express or implied, in relation to the accuracy or completeness of the information contained in this document or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. Matterport and its affiliates and its and their respective officers, employees and agents expressly disclaim any and all liability which may be based on this document and any errors therein or omissions therefrom. Neither Matterport nor any of its affiliates, or its or their respective officers, employees or agents, make any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any. Any views or terms contained herein are preliminary only, and are based on financial, economic, market and other conditions prevailing as of the date of this document and are therefore subject to change. Matterport undertakes no obligation or responsibility to update any of the information contained in this document. Past performance does not guarantee or predict future performance.

In this document, Matterport relies on and refer to certain information and statistics obtained from third-party sources which Matterport believes to be reliable. Matterport has not independently verified the accuracy or completeness of any such third-party information.

This document may contain certain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this document may be listed without the TM, SM, © or ® symbols, but we will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

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Recent Business Highlights Q1 record revenue, up 108% year-over-year Spaces Under Management up 92% Y-Y and surpassed 5 million in April Android launch expands our reach to 85% of the world’s smartphone users Expanded the capabilities of Capture Services™, an online services platform that delivers a convenient, turnkey, global solution for enterprises Merger with Gores Holdings VI on track to close in early Q3 Notes: 4 4 UnauditedRecent Business Highlights Q1 record revenue, up 108% year-over-year Spaces Under Management up 92% Y-Y and surpassed 5 million in April Android launch expands our reach to 85% of the world’s smartphone users Expanded the capabilities of Capture Services™, an online services platform that delivers a convenient, turnkey, global solution for enterprises Merger with Gores Holdings VI on track to close in early Q3 Notes: 4 4 Unaudited

Matterport deﬁned the category and we are the clear market leader Spaces Under Management (M) Subscribers (K) 6x Subscriber Growth 100x Rest of Market $108M run-rate revenue 330 4.9 10B Sq ft captured 2.6 52 150+ countries 1Q20 1Q21 1Q20 1Q21 Notes: 5 UnauditedMatterport deﬁned the category and we are the clear market leader Spaces Under Management (M) Subscribers (K) 6x Subscriber Growth 100x Rest of Market $108M run-rate revenue 330 4.9 10B Sq ft captured 2.6 52 150+ countries 1Q20 1Q21 1Q20 1Q21 Notes: 5 Unaudited

# Matterport delivers value across the property lifecycle for diverse end markets



Hospitality
Commercial
Industrial
Corporate
Repair
Reduce Time in the Field
Inspect Remotely
Design
Save Time
Gain Efficiencies
Insure
Decrease Risk
Increase Compliance
Build
Improve Quality
Streamline Workflow
Operate
Increase ROI
Reduce Costs
Promote
Maximize Engagement
Minimize Vacancy
Retail
Real Estate
Travel
Construction

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$240B global TAM opportunity as properties move online… Matterport Illustrative ARR 4B Buildings @1% @5% Penetration Penetration 20B Spaces 200M 1B @ $1 Spaces Spaces Per Space / Month $240B $2.4B $12B ARR ARR TAM Notes: TAM estimate from Savills World Research and the Company ARR = Annual Recurring Revenue 7$240B global TAM opportunity as properties move online… Matterport Illustrative ARR 4B Buildings @1% @5% Penetration Penetration 20B Spaces 200M 1B @ $1 Spaces Spaces Per Space / Month $240B $2.4B $12B ARR ARR TAM Notes: TAM estimate from Savills World Research and the Company ARR = Annual Recurring Revenue 7

…with signiﬁcant upside monetizing digital property insights and services Matterport Illustrative ARR 4B Buildings @1% @5% Penetration Penetration 20B Spaces 200M 1B @ $5 Spaces Spaces Per Space / Month $1.2T $12B $60B ARR ARR TAM Notes: TAM estimate from Savills World Research and the Company 8…with signiﬁcant upside monetizing digital property insights and services Matterport Illustrative ARR 4B Buildings @1% @5% Penetration Penetration 20B Spaces 200M 1B @ $5 Spaces Spaces Per Space / Month $1.2T $12B $60B ARR ARR TAM Notes: TAM estimate from Savills World Research and the Company 8

**TALON** **ERICSSON**

## Global infrastructure services contractor utilized by industry leading communications providers

AT&T · Tech Mahindra · verizon

### Why Matterport?

- Digitizes costly, slow, and inefficient site survey process
- Delivers measurement data accuracy within 20mm
- Open architecture enables frictionless integration with Talon's proprietary software suite (TalonView)

### Current Use Cases

- Construction
- Equipment Design & Installation
- Facilities Management
- As Built Documentation



R
D
B
P
O
I

### Expansion Over Time



60%
Bookings
Growth
2019
2020E

**CUSHMAN & WAKEFIELD**

## Global commercial real estate services firm with comprehensive offerings for owners & occupiers

$9B Revenue | 53K Employees | 400 Offices | 60 Countries

### Why Matterport?

- Unrivaled spatial data and virtual model fidelity
- Global Scalability across North America, Europe, and Asia Pacific
- AI powered, future-proof platform capabilities

### Current Use Cases

- Virtual Walkthroughs
- Spatial Data Capture Services
- Building Due Diligence



R
D
B
P
O
I

### Expansion Over Time



26x+
Bookings
Growth
2018
2019
2020E

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Multiple vectors for continued growth 3rd Party Marketplace International Expansion Expand Partner + developer integration 3rd party application marketplace Use Cases Scale spatial data services business Unlock the SaaS Flywheel Extend country-level penetration Scale global reach to new markets Unlock high density property Scale enterprise markets around the world Expand smartphone capture Introduce new applications Accelerate subscriber growth Acquire new, larger customers Scale Capture Services 10Multiple vectors for continued growth 3rd Party Marketplace International Expansion Expand Partner + developer integration 3rd party application marketplace Use Cases Scale spatial data services business Unlock the SaaS Flywheel Extend country-level penetration Scale global reach to new markets Unlock high density property Scale enterprise markets around the world Expand smartphone capture Introduce new applications Accelerate subscriber growth Acquire new, larger customers Scale Capture Services 10

Financial Overview 11 11Financial Overview 11 11

# Leverage freemium flywhere to accelerate subscriber acquisition



Matterport for iPhone launch
7/1/2019
1/1/2020
7/1/2020
1/1/2021

*Cumulative free-to-paid subscriber conversions*

Free-to-Starter subscriptions
Free-to-Business subscriptions and above

Continued strong conversion of free-to-paid subscribers through 1Q21

Enterprises entering and converting through freemium channel

13% of Fortune 1000 in freemium flywheel

ANDERSEN WINDOWS & DOORS
COST PLUS WORLD MARKET
Lilly Pulitzer
HermanMiller
HERMÈS PARIS

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Record Net Dollar Expansion Rate demonstrates customer value Enterprise customers continue to expand with Matterport Notes: 13 NDR by quarter compares the revenue from active subscriber accounts in a given quarter, excluding variable revenue, to the revenue generated in the same quarter one year later by those same accounts Record Net Dollar Expansion Rate demonstrates customer value Enterprise customers continue to expand with Matterport Notes: 13 NDR by quarter compares the revenue from active subscriber accounts in a given quarter, excluding variable revenue, to the revenue generated in the same quarter one year later by those same accounts

Total revenue and subscription revenue setting new records Total Revenue Subscription Revenue 108% 84% growth growth 1Q20 1Q21 1Q20 1Q21 Notes: 14 Unaudited Total revenue and subscription revenue setting new records Total Revenue Subscription Revenue 108% 84% growth growth 1Q20 1Q21 1Q20 1Q21 Notes: 14 Unaudited

Gross margin expanded by 1200 basis points Subscription gross margin expanded by 800 basis points Gross margin expanded for all revenue lines Operating loss narrowed as we continued to scale our business Notes: 15 Unaudited Gross margin expanded by 1200 basis points Subscription gross margin expanded by 800 basis points Gross margin expanded for all revenue lines Operating loss narrowed as we continued to scale our business Notes: 15 Unaudited

# Financial highlights

| Powerful SaaS Model | | Strong Retention & Customer Loyalty | Rapid Revenue Growth |
|---|---|---|---|
| **6x** | **76%** | **129%** | **108%** |
| Subscriber Growth 1Q20-1Q21 | Subscription Gross Margin 1Q21 | Net Dollar Expansion Rate 1Q21 | 1Q20 – 1Q21 |

### Profitable Unit Economics

**12x**

CY20 Lifetime Value ("LTV")/ Customer Acquisition Cost ("CAC")

### Accelerating Subscription Mix

+3300 bps

| CY20 | CY25E |
|---|---|
| **52%** | **86%** |

Subscription as % of Total Revenue

### Growth in Gross Margin

+1700 bps

| CY20 | CY25E |
|---|---|
| **56%** | **73%** |

**Notes:**
Subscription gross margin is 1Q21 and is calculated as subscription revenue less cost of goods sold for subscription
Gross margin estimate for CY25 excludes stock-based compensation expense
Net dollar expansion rate compares the revenue from active subscriber accounts in 1Q20, excluding variable revenue, to the revenue generated in 1Q21 by those same accounts
Subscription revenue mix is calculated as subscription plus license revenue divided by total revenue
LTV / CAC is calculated as the quotient of the product of the average subscription revenue per subscriber multiplied by subscription gross margin and revenue churn rate, divided by the quotient of sales and marketing expense and total new paid subscribers

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# Business highlights

| | |
|---|---|
| Massive, unpenetrated $240B+ TAM | >$230T Global Real Estate Assets<br>20B Spaces Globally<br><0.1% Digital Penetration |
| Market leader fueling the digital transformation of the built world | 100X Rest of Market in SUM<br>10B Square Feet Captured<br>5M Buildings and Spaces Captured |
| Unrivaled software & data platform with significant expansion opportunities | 3B+ 3D Data Points<br>64 Patents<br>10 Years of R&D |
| Global, blue chip customers spanning diverse end markets | 330K+ Subscribers<br>150+ Countries |
| Rapid growth, expanding margins, and strong net expansion revenue | 108% Y-Y Revenue Growth<br>129% Net Revenue Expansion Rate<br>1,200 bps of GM Expansion Y-Y |
| Proven leadership team with large-scale platform experience | Prior Executive Experience:<br>Apple, Google, eBay, & Salesforce |

**Notes:**
Patents includes issued and pending applications
Net revenue retention compares the revenue from active subscriber accounts in 1Q20, excluding variable revenue, to the revenue generated in 1Q21 by those same accounts.
TAM estimate from Savills World Research and the Company

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